53 South Avenue
Burlington, Massachusetts 01803

August 13, 2019

VIA CORRESPONDENCE FILING
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:    Keurig Dr Pepper Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 28, 2019
Form 10-Q for Fiscal Quarter Ended March 31, 2019
Filed May 9, 2019
Form 8-K Filed May 9, 2019
File No. 001-33829

Dear Sir or Madam:

This letter sets forth the responses of Keurig Dr Pepper Inc. ("KDP" or the "Company") to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated July 8, 2019 (the "Comment Letter"). For your convenience, we have repeated the comments of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.

References in the "Response:" sections below to "we", "our", or "us" refer to Keurig Dr Pepper Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Form 10-K for Fiscal Year Ended December 31, 2018
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Cash Provided by Operating Activities
Accounts payable program, page 38

1.
You disclose that you entered into arrangements with third parties to allow the participating suppliers to sell payment obligations from you to financial institutions. You also state that your obligations to the related suppliers, including amounts due and scheduled payment terms, are not impacted by these arrangements. Please:

•	Describe the material terms of your accounts payable program arrangements as well as the payment terms with your suppliers.

Response: In an effort to address certain suppliers' needs to meet a different cash flow timeline than they would otherwise have under the payment terms they have agreed to with the Company, the Company has entered into an agreement with a multi-bank supply chain financing administrator to allow our suppliers the opportunity to participate in a traditional supply chain financing program (the "Program").

Structure of the Program

The Program allows participating suppliers to track payment obligations from the Company on the administrator’s software platform, and if elected by the supplier to meet their cash flow needs, sell payment obligations from the Company to financial institutions receiving discounted funds. Under the Program, each party has specific roles and responsibilities:

◦
Buyer (KDP): As the buyer, KDP pays a fee to the accounts payable administrator to use its software platform. KDP is responsible for uploading the invoice to the administrator's software platform and confirming the accuracy of the invoice value and due date of the invoice on the administrator's software platform. The fee paid to the administrator is not impacted by supplier participation or any other elections of the suppliers.

◦
Administrator: The accounts payable program administrator is an independent third-party who manages its software platform that brings together suppliers and financial institutions. The administrator is responsible for building the relationships with financial institutions and the enrollment of suppliers into the Program, ultimately matching a supplier and a financial institution to a one-on-one relationship. The administrator does not provide any funding to any supplier and receives no other financial benefits beyond the administration fee paid by the Company.

◦
Supplier: Provides goods or services under trade terms customary to KDP. Supplier has the choice to participate in the Program. If supplier chooses to participate in the Program, the supplier independently enters into an agreement with the administrator and financial institution which sets out the terms and conditions upon which a supplier will sell payment obligations that they choose from the Company to financial institutions. A supplier would be required to obtain any necessary lien releases prior to the financial institutions filing of financing statements under Article 9 of the Uniform Commercial Code.

◦
Financial institution: Provides discounted funds to suppliers to meet their cash flow needs once the supplier sells the payment obligations from the Company. The financial institution files financing statements on the supplier under Article 9 of the Uniform Commercial Code.

Participating suppliers can sell one or more of the Company’s payment obligations, on an invoice-by-invoice basis, at their sole discretion to the financial institutions in exchange for discounted funds and the contractual rights and obligations of the Company to its suppliers are not impacted. That is, specifically, the Company’s obligations to its suppliers are not legally extinguished if a supplier elects to sell the Company’s payment obligations to financial institutions. Under the supplier's agreement with the administrator and financial institution, each supplier is presented with a discount rate, which is primarily comprised of LIBOR plus a fixed margin earned by the financial institution based on our credit rating as determined by the financial institution.

The Company's original payment terms, timing or amount with respect to the Company's obligation to its supplier as negotiated with the supplier remain unchanged. Upon the original due date established on the supplier’s invoice, the Company will remit payment of the invoiced amount, less any applicable credit memos, either to the supplier or, if so directed by the administrator upon being notified that the supplier had elected to participate in the Program, to a financial institution.

The Company retains the continuing right to submit deductions in the form of credit memos to the administrator's software platform. These credit memos reduce the amount of the Company's payment obligations until the supplier sells the Company's payment obligations to a financial institution. If the Company submits a credit memo after the payment obligation has been sold, that credit memo will reduce the amount of other existing or future payment obligations the Company has to the same supplier.

The Company is indifferent as to whether suppliers participate in the Program. The Company is not a legal party to the agreements between the supplier and the financial institutions. The Company has no economic interest in a supplier’s decision to enter into agreements with the financial institutions as its payment terms remain unchanged whether or not a supplier participates. In relation to the transactions in the Program, the Company receives no financial benefit from the financial institution and has no direct financial relationship with the financial institutions to which the suppliers can sell one or more of the Company's payment obligations.

Payment Terms with Suppliers

On July 9, 2018, Maple Parent Holdings Corp. ("Maple"), a Delaware corporation and the direct parent company of Keurig Green Mountain, Inc. ("KGM"), completed its merger (the "Merger") with Salt Merger Sub, Inc., a Delaware corporation and wholly owned special purpose merger subsidiary of the Company (formerly known as Dr Pepper Snapple Group, Inc. ("DPS")). The Merger was accounted for as a reverse-merger under Accounting Standards Codification ("ASC") 805-40, Business Combinations, where Maple was the accounting acquirer.

Prior to the Merger, the legacy KGM business had commercially negotiated Net 360 day payment terms with a number of raw green coffee bean and other direct material suppliers, which is customary within the coffee industry. Specifically, KGM had implemented a payment extension initiative a number of years prior to the Merger, which was consistent with a broader lengthening of payables in days outstanding observed throughout the coffee industry. This observation was reinforced by information disclosed in public filings, media coverage, and experience with affiliated entities.

Following the Merger, the Company had numerous shared suppliers and began commercially negotiating similar terms across spend categories to achieve best price and commercial trade terms that were customary to KGM prior to the Merger. Additionally, based on the financial statements of various public registrants within the food and beverage industry, we have continued to observe a trend of increased days payable outstanding that indicates a lengthening of payment terms as companies seek to improve their cash conversion cycles. Therefore, consistent with industry trends, the Company, in the normal course of business, continues to engage with our current suppliers or evaluate new suppliers to maximize value opportunities and realize synergies from the Merger inclusive of negotiating the best possible trade terms customary to KDP, while considering a wide range of variables and pricing mechanisms such as, but not limited to, material inflation, commodity price index movement, quality, conversion costs, freight adjustments, productivity targets, minimum volume rebates, price protections, growth incentives, contract length, and working capital (including payment terms). As a result of the commercial negotiation, we believe the negotiated prices for products and services we purchase are comparable with prices we pay or would pay to other suppliers.

Excluding our suppliers who require cash at date of purchase or sale, our current payment terms with our suppliers generally range from 10 to 360 days, which results in a days payable outstanding reflected in the table below.

•	Explain why your obligations to the suppliers are not impacted by these arrangements.

Response: Please see explanation above in the first bullet.

•
Provide us with your analysis of whether the accounts payable program should be considered as debt financing instead of accounts payable. Also, please address the classification of your payments made to participating financial institutions as well as the related disclosures of non-cash financing activities as required by ASC 230-10-50-3.

Response: Upon the closing of the Merger, the Company established procedures to assess the commercially negotiated terms with our suppliers to ensure that the balances included in accounts payable on our Consolidated Balance Sheets were appropriate and in accordance with ASC 835-30, Interest. Factors considered in this analysis included, but were not limited to, the following:

◦	Ensuring the agreement with the supply chain financing provider does not change the original payment terms, timing, or amount with respect to the Company’s obligation to its supplier;

◦
Ensuring the Program arrangement does not relieve the Company of its obligation to its suppliers for payment of its outstanding invoices. That is, the supplier maintains recourse against the Company for any commercial disputes related to the invoice;

◦	Ensuring payment terms were customary for the Company and industry as previously discussed;

◦
Ensuring all suppliers were permitted to participate in the Program, participation in the Program was voluntary and participating suppliers in the Program have complete discretion on an invoice-by invoice basis to offer to sell all, a portion, or none of our payment obligations;

◦
Ensuring the Company did not receive any kind of benefit or consequence by entering into the Program, as the Company is not a party to or specifically notified if the supplier chooses to sell one or more of the Company's payment obligations to financial institutions other than with respect to directing payment;

◦	Ensuring a default on any invoiced amount does not cause any cross-defaults;

◦	Ensuring the Company is not obligated to pay any interest;

◦	Ensuring the Company is not required to post any collateral;

◦	Ensuring the financial institutions do not have the right to draw down on the Company's other accounts without our permission if the designated bank account has insufficient funds; and

◦
Ensuring the financial institutions have not obtained any rights other than the right to receive payment of the invoice amount on the original invoice due date. Specifically, the financial institutions do not decide which supplier invoices get paid.

When considering all of the factors above in their totality, we have concluded that the economic substance of our payment obligations in the Program remain that of accounts payable. Any transactions that did not meet the criteria above were classified as “Structured payables” separate from “Accounts payable” on the face of our Consolidated Balance Sheets disclosed on the Form 10-K for the year ended December 31, 2018 (the "Form 10-K"). Structured payables are treated as debt-like in our financial statement presentation and disclosed in Note 2 to the Consolidated Financial Statements on the Form 10-K as a significant accounting policy: “Structured payables have equal priority with accounts payable and are treated as non-recourse obligations. The Company records interest for the period the structured payables obligation is outstanding and reflects the proceeds and payments related to these transactions as a financing activity on the Consolidated Statements of Cash Flows.”

Transactions that met the criteria to remain classified as accounts payable are reflected as an operating activity and, as such, are not considered a non-cash financing activity and are not subject to ASC 230-10-50-3. Structured payables are reflected as gross proceeds and payments on the face of the Consolidated Statements of Cash Flows within the financing activities section and are not treated as a non-cash financing activity.

•
Tell us and disclose in MD&A how the accounts payable program arrangements have impacted your liquidity, including your account payable days outstanding during each period presented, and indicate whether or not that impact is expected to continue; and

Response: The Program has no direct impact on the Company's liquidity as we will remit funds in accordance with the original payment terms agreed with the applicable supplier. The suppliers' choice to sell the Company’s payment obligations to financial institutions has no impact on the timing or amount we will ultimately remit to either the supplier or the financial institution as directed by the administrator. However, the Company's liquidity is directly impacted by our supplier terms initiative, which results in negotiated commercial terms between the Company and our suppliers that lengthens our days payable outstanding. The availability of the Program to the supplier could be a factor in the supplier's negotiated decision to lengthen the commercial terms with the Company as we believe a driver for our suppliers that elected to participate in the Program was the ability to sell our payment obligations at rates more favorable than the suppliers could obtain otherwise.

At your request, we have provided the days payable outstanding in the table below for the periods presented in the Form 10-K. As these periods were not comparable, we have only provided the accounts payable days outstanding for each period presented.

Period Presented	Period End Date	Days Payable Outstanding
Second Quarter 2019(1)	June 30, 2019	120
2018(2)	December 31, 2018	136
Second Quarter 2018(3)	June 30, 2018	184
Transition 2017(3)	December 31, 2017	171
Fiscal 2017(3)	September 30, 2017	159
Successor 2016(3)(4)	September 24, 2016	99
Predecessor 2016(5)	March 2, 2016	35

(1)
The trailing twelve months ended June 30, 2019 reflected effectively twelve months of cost of sales and SG&A expenses for DPS and Maple on a combined basis. Following the Merger, the Company had numerous shared suppliers and began commercially negotiating similar terms across spend categories to achieve best price and commercial trade terms that were customary to KGM prior to the Merger. Legacy DPS operations during this period had significantly shorter terms than the legacy KGM business.

(2)	The trailing twelve months ended December 31, 2018 reflected six months of cost of sales and SG&A expenses for DPS and twelve months of cost of sales and SG&A expenses for Maple on a combined basis.

(3)
Following Maple's acquisition of KGM, KGM implemented a payment extension initiative a number of years prior to the Merger, which coincided with a broader lengthening of payables in days outstanding observed throughout the coffee industry. The legacy KGM business had commercially negotiated Net 360 day payment terms with a number of raw green coffee bean and other direct material suppliers, which is customary within the coffee industry. The trailing twelve month activity for Second Quarter 2018, Transition 2017 and Fiscal 2017 reflected twelve months of cost of sales and SG&A expenses for Maple and KGM on a combined basis.

(4)
For the Successor 2016 period, the cost of sales and SG&A expenses included in the trailing twelve months ended September 24, 2016 did not include a full twelve month period on a combined basis as a result of Maple's acquisition of KGM during the period. Maple reflected cost of sales and SG&A expenses between December 4, 2015 through September 24, 2016 and KGM reflected cost of sales and SG&A expenses between March 3, 2016 and September 24, 2016.

(5)
For the Predecessor 2016 period, the cost of sales and SG&A expenses for KGM included the trailing twelve months ended March 2, 2016. Prior to Maple's acquisition of KGM, the KGM business did not have a supplier terms initiative.

Additionally, in response to your comment, we have updated our analysis of our cash flows from operations within the liquidity discussion within our MD&A in our Form 10-Q for the quarter ended June 30, 2019, filed on August 8, 2019, in order to provide our investors with a more insightful liquidity analysis, which we have included below.

"Our cash conversion cycle is defined as days inventory outstanding ("DIO") and days sales outstanding ("DSO") less days of payables outstanding ("DPO"). The calculation of each component of the cash conversion cycle is provided below:

Component	Calculation (on a trailing twelve month basis)
DIO	(Average inventory divided by cost of sales) * Number of days in the period
DSO	(Accounts receivable divided by net sales) * Number of days in the period
DPO	(Accounts payable * Number of days in the period) divided by cost of sales and SG&A expenses
Our cash conversion cycle declined 42 days to approximately (36) days as of June 30, 2019 as compared to (78) days in the prior year period. The change was primarily driven by a reduction of 64 days in our DPO as the DPS operations had significantly shorter terms than the legacy KGM business. DIO improved 25 days as a result of the DPS Merger. DSO was relatively consistent as compared to the prior year period. In future periods, DPO will continue to have a positive impact on our cash conversion cycle as a result of our supplier terms initiative, which has set our customary terms as we integrate our legacy businesses."
The Company will continue to present its analysis of our cash flows from operations within the liquidity discussion within our MD&A consistently in future periods subject to any additional changes suggested by the Staff. Furthermore, we expect the supplier terms initiative, which may be impacted by the Program, to continue to positively impact our liquidity on a prospective basis in the near-term as discussed in our response above.

•
Discuss in MD&A the factors that may limit the availability of your accounts payable program such as changes in interest rates and explain how any significant decrease in the amount settled via your accounts payable program would affect your liquidity.

Response: The Company believes that the factors that may limit the availability of the Program may be more appropriately included within the Company's Risk Factors. The Company considered guidance in Item 303(a)(1) of Regulation S-K to "identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way." As discussed in our response to your first comment, if the participating supplier chooses to sell one or more of the Company's payment obligations at their sole discretion to the financial institutions, the Company's payment obligations remain unchanged. As such, since there is no change in the payment obligation, there would not be a direct change in our liquidity. Furthermore, the Company does not believe changes in interest rates are reasonably likely to result in our liquidity increasing or decreasing in any material way.

To appropriately expand our disclosures in response to your comment, we have included the following disclosure within Item 1A, Risk Factors in our Form 10-Q for the period ended June 30, 2019, which was filed with the Commission on August 8, 2019. The Company will include similar disclosures in its Risk Factors in future periods subject to any additional changes suggested by the Staff.
"Deterioration of general macro-economic conditions could have a negative impact on our business, financial condition, results of operations and liquidity due to impacts on our suppliers, customers and operating costs.
Our business depends on developing and maintaining close relationships with our suppliers and on our suppliers’ ability and willingness to sell quality products to us at favorable prices and terms. Many factors outside our control may harm these relationships and the ability or willingness of these suppliers to sell us products on favorable terms. Such factors include a general decline in the economy and economic conditions and prolonged recessionary conditions. These events could negatively affect our suppliers’ operations and make it difficult for them to obtain the credit lines or loans necessary to finance their operations in the short-term or long-term and meet our product requirements.
Financial or operational difficulties that some of our suppliers may face, including their ability to access working capital, could also increase the cost of the products we purchase from them, the timing of settlement of our obligations to the supplier or our ability to source product from them. We might not be able to pass our increased costs onto our customers and, to the extent these difficulties impact the timing of settlement for our obligation to the supplier, we may have a decrease in our cash flow from operations and may have to use our various financing arrangements for short-term liquidity needs."
Additionally, within the existing discussion of the Program within MD&A, we have included the following statement which highlights how the arrangements between participating suppliers and the financial institutions are impacted by changes to our credit ratings.
"A significant downgrade in our credit ratings could limit a financial institution's willingness to participate in the accounts payable program. In addition, a significant downgrade in our credit ratings could also reduce the attractiveness of the accounts payable program to participating suppliers who may sell payment obligations from us to financial institutions."

2.
We note that you disclose the amount of outstanding payment obligations that are payable to suppliers that utilize these third party services. Please clarify whether or not this is the outstanding balance classified as accounts payable at the end of each fiscal year that is owed to financial institutions rather than to your suppliers.

Response: As described above, the Company’s obligations to its suppliers are not legally extinguished or otherwise changed if a supplier elects to sell the Company’s payment obligations to financial institutions. As a result, all payment obligations to our suppliers remain with us. Upon the original due date established on the supplier’s invoice, the Company will remit payment of the invoiced amount to the supplier or to a financial institution if so directed by the supplier upon being notified that the supplier had elected to participate in the Program. As such, the outstanding balance classified as accounts payable and disclosed at the end of each period represents those suppliers participating in the Program regardless of the supplier's election to sell the Company's payment obligations to financial institutions.

Supplemental Unaudited Pro Forma Combined Financial Information and Non-GAAP Financial
Measures
Reconciliation of Certain Pro Forma Items to Certain Non-GAAP Adjusted Pro Forma Items,

3.
It appears that you present full non-GAAP income statements for the twelve months ended December 31, 2018 and 2017 when reconciling non-GAAP measures to the most directly comparable pro forma measures. Please tell us how you considered the guidance in Question 102.10 of the Division’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures. This comment also applies to the disclosures in your Form 10-Q for the quarter ended March 31, 2019 and the Item 2.02 Form 8-K filed on May 9, 2019.

Response: We respectfully acknowledge the Staff's comment and undertake that in future filings with the Commission and earnings releases, we will reconcile our non-GAAP measures to the most directly comparable GAAP measures without presenting full non-GAAP income statements. We have updated our presentation of our non-GAAP financial measures in both our Form 10-Q for the period ended June 30, 2019 and our Earnings Release for the same period, both filed with the Commission on August 8, 2019. Please see Appendix A to this letter for the form of our presentation of our non-GAAP measures. The Company will continue to present its non-GAAP financial measures consistently in future periods subject to any further comments or questions of the Staff.

* * * * *
If you should have any questions or comments, please contact the undersigned at 972-673-7459 or by e-mail at jim.baldwin@kdrp.com or Ozan Dokmecioglu at 781-418-8038 or by e-mail at ozan.dokmecioglu@kdrp.com.

Keurig Dr Pepper Inc.
/s/ James L. Baldwin

James L. Baldwin
Chief Legal Officer,
General Counsel and Secretary
cc: Mr. Ozan Dokmecioglu, Chief Financial Officer
Skadden, Arps, Slate, Meagher & Flom LLP

APPENDIX A

KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN REPORTED ITEMS TO CERTAIN NON-GAAP ADJUSTED ITEMS
For the Second Quarter of 2019
(Unaudited, in millions, except per share data)

	Cost of sales	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating expense, net	Income from operations	Operating margin
Reported	$1,186	$1,626	57.8%	$1,028	$11	$587	20.9%
Items Affecting Comparability:
Mark to market	11	(11)		(3)	—	(8)
Amortization of intangibles	—	—		(32)	—	32
Stock compensation	—	—		(8)	—	8
Restructuring and integration costs	(1)	1		(37)	—	38
Productivity	(1)	1		(23)	(9)	33
Transaction costs	—	—		(1)	—	1
Provision for settlements	—	—		(8)	—	8
Malware Incident	—	—		(3)	—	3
Adjusted GAAP	$1,195	$1,617	57.5%	$913	$2	$702	25.0%

	Interest expense	Other expense (income), net	Income before provision for income taxes	Provision for income taxes	Effective tax rate	Net income	Weighted Average Diluted shares	Diluted earnings per share
Reported	$170	$1	$416	$102	24.5%	$314	1,419.2	$0.22
Items Affecting Comparability:
Mark to market	(16)	(2)	10	4		6		—
Amortization of intangibles	—	—	32	9		23		0.02
Amortization of deferred financing costs	(3)	—	3	1		2		—
Amortization of fair value debt adjustment	(6)	—	6	1		5		—
Stock compensation	—	—	8	2		6		—
Restructuring and integration costs	—	—	38	11		27		0.02
Productivity	—	—	33	7		26		0.02
Transaction costs	(7)	—	8	2		6		—
Provision for settlements	—	—	8	2		6		—
Malware Incident	—	—	3	1		2		—
Adjusted GAAP	$138	$(1)	$565	$142	25.1%	$423	1,419.2	$0.30
Diluted earnings per common share may not foot due to rounding.